ITEM 1.   Security and Issuer.

This Statement relates to Class A Common Stock of Cagle's, Inc., whose address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318.

ITEM 2.   Identity and Background.

This Statement is filed on behalf of George Douglas Cagle, a U.S. citizen whose business address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318. Mr. Cagle's primary occupation is Vice President - New Product Development of the issuer, Cagle's, Inc., an integrated poultry processor. During the past five years, Mr. Cagle has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

On July 25, 2001, Mr. Cagle transferred the following shares of Cagle's, Inc. to Cagle Family Holdings LLC (the "LLC"), a Georgia limited liability company, in return for a like number of units in the LLC:

   100   held by Mr. Cagle directly
58,649 held by Mr. Cagle as custodian for his daughter Christina D'Anne Cagle 58,649 held by Mr. Cagle as custodian for his son Dalton Cagle

The transfers were contributions to the capital of the LLC, and no other funds or consideration were involved.

ITEM 4.   Purpose of Transaction.

Mr. Cagle transferred these Shares with a two-fold purpose: first, to insure management continuity and orderly succession of management at Cagle's, Inc., and second, to facilitate family estate planning and inter-generational transfers. Mr. Cagle plans to hold his remaining Shares and the units in the LLC for his own personal benefit and for the benefit of his heirs.

ITEM 5.   Interest in Securities of the Issuer.

Mr. Cagle now owns 336,116 Shares personally, controls 100 Shares personally through his interest in the LLC, and controls 117,298 Shares through the LLC as Custodian for his children, Christina Deanne Cagle and Dalton Cagle for a total beneficial ownership of 453,514 Shares, which equals 9.6 % of the class of stock identified in Item 1. Mr. Cagle has the sole power to vote and dispose of his own Shares, and, as a manager of the LLC, shares the power to vote and dispose of the Shares held by the LLC with his father, J. Douglas Cagle, and his brother, J. David Cagle, the other two managers of the LLC.
J. Douglas Cagle is a U.S. citizen whose business address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318. His primary occupation is Chief Executive Officer of the issuer, Cagle's, Inc. During the past five years, he has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws. James David Cagle is a U.S. citizen whose business address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318. His primary occupation is Vice President - New Product Sales of the issuer, Cagle's, Inc. During the past five years, he has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities. Please refer to Item 3 above for a description of transactions in Class A Common Stock effected by G. Douglas Cagle.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships required to be described pursuant to Item 6.

ITEM 7.   Material to be Filed as Exhibits.

There is no material required to be filed as an exhibit.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 26, 2001

Signature: /s/ George Douglas Cagle

Name/Title: George Douglas Cagle, Individually and as Custodian for
            Christina Deanne Cagle and Dalton Cagle